

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

February 23, 2010

Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 West Main Street
Ionia, MI 48846

> **Re: Independent Bank Corporation**
> **Registration Statement on Form S-4**
> **Filed January 27, 2010**
> **File No. 333-164546**

Dear Mr. Shuster:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please file all missing exhibits with your next amendment.

2.  Please tell us whether you believe each of the series of securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E. If you revise to indicate that each Trust Preferred exchange offer constitutes a separate tender offer for a separate class of security, please revise the cover page table to state the minimum and maximum amount of securities that potentially may be purchased from each such class.

3.  Please confirm that you will file a Schedule TO-I in connection with this exchange offer as soon as practicable on the date of commencement. Refer to Rule 13e-4(c)(2). Alternatively, please provide us with a brief legal analysis explaining why Independent Bank, as the stated offeror, is not required to make a Schedule TO-I filing.

4.  We note that you intend to determine the final exchange ratio on the Expiration Date of the offer. Please revise to describe how the Exchange Values are to be determined. Please provide your analysis as to how the use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b). Please also confirm, if true, that Independent Bank will not consider adjusting the pricing formula, Exchange Value, or Early Tender Premium Value after the exchange ratio is fixed, or advise us. In addition, please revise to specifically state whether an extension will affect the Pricing Period or Pricing Date; we note that you state only that you "do not currently expect" that it will.

5.  We note that you will provide an Early Tender Premium Value. Please revise to further describe how these amounts will be calculated. Please advise us as to how you are complying with the best price requirement in Rule 13e-4(f)(8)(ii). In addition, please advise as to how you are complying with Rule 14e-1(b), which requires that at least ten business days remain in the offer after notice of an increase or decrease in consideration. Further, please revise to clarify that payment of the Early Tender Premium Value will be made promptly after expiration, or advise us.

6.  Please revise to clarify whether the offer is for any and all of each class of Trust Preferred Securities or if it is a partial offer. We note that you state that the offer is for "any and all" of the Trust Preferred Securities; however, because of the limitation on the number of common shares that you will issue, the offer may result in the acceptance of securities on a pro rata basis. In addition, please revise to clarify whether the acceptance will be on a pro rata basis with respect to each class of security.

Forward-Looking Statements, page 2

7.      Move this section to somewhere after the Risk Factors section.

Questions and Answers About the Exchange Offers

Are the exchange offers subject to any minimum tender or other conditions, page 6

8.      Please revise throughout your document to state that the conditions regarding
        shareholder approval have been satisfied, as disclosed in your Form 8-K filed on
        January 29, 2010.

Summary

Summary of the Terms of the Exchange Offers, page 11

9.      We note your Form 8-K filed December 23, 2009 announcing your receipt of the
        NASDAQ notification.  Please include the information contained in the Form 8-K
        and related press release in the summary, rather than stating that it "is possible
        that [your] common stock will be delisted from Nasdaq."

Is there a maximum amount of trust preferred securities that may be exchanged in the
exchange offers?, page 11

10.     Please add disclosure similar to that on page 121 that indicates the maximum
        number of shares of common stock that will be issued in exchange for each class
        of subject security.

Business

Supervision and Regulation, page 86

11.     You may not qualify this discussion by reference to the particular statutes and
        regulations.  Revise to eliminate the qualification and indicate that all material
        information is discussed.

Proration, page 121

12.     We note that you state that you will determine the final prorationing factor "as
        soon as promptly as practicable" after the expiration date.  Please revise or
        explain to us how you are complying with Rule 14e-1(c) and the requirement to
        pay the consideration or return the securities "promptly" after the termination of
        the offer.

13.     Please revise to clarify whether these amounts include the shares that will be
        issued in connection with the Early Tender Premium Value.


Conditions of the Exchange Offers, page 121

14.     Please refer to the last paragraph relating to your failure to exercise any of the
        rights described in this section.  This language implies that once a condition is
        triggered, you must decide whether or not to assert it.  Please note that when a
        condition is triggered and you decide to proceed with the offer anyway, the staff
        believes that this constitutes a waiver of the triggered condition.  Depending on
        the materiality of the waived condition and the number of days remaining in the
        offer, you may be required to extend the offer and recirculate new disclosure to
        security holders.  You may not, as this language suggests, simply fail to assert a
        triggered condition and effectively waive it without officially doing so.  Please
        confirm your understanding supplementally, or revise your disclosure.


Expiration Date; Extension; Termination; Amendment, page 122

15.     Please revise the second-to-last paragraph to clarify that the offer will remain
        open for at least five business days after notice of a material change in the offer.

Item 21.  Exhibits and Financial Statement Schedules

16.     Please file the dealer manager agreement and the letter of transmittal and other
        documents related to the exchange offer as exhibits to the registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional

comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,


Kathryn McHale
Attorney Advisor


cc:  (facsimile only)

Kimberly A. Baber
Varnum LLP